SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC  20549
                           SCHEDULE 13G

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        [AMENDMENT NO. 13]

                 ARTISTIC GREETINGS INCORPORATED
                         (Name of Issuer)

             COMMON STOCK (PAR VALUE $.10 PER SHARE)
                  (Title of Class of Securities)

                           043142 10 8
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement:[ ]

CUSIP No. 043142 10 8

_______________________________________________________________

1)   Names of Reporting Persons
     S.S. or I.R.S. Identifica-        Stuart Komer
     TION NOS. OF ABOVE PERSONS:       SSN: ###-##-####

2)   Check the Appropriate Box                 (a)_____________
     if a Member of a Group                    (b)_____X_______
     (SEE INSTRUCTIONS)

3)   SEC Use Only
_______________________________________________________________

4)   Citizenship or Place of           United States
     ORGANIZATION:

Number of      (5)  SOLE VOTING POWER     550,244      /1
Shares Bene-   (6)  Shared Voting
 ficially           POWER                   -0-
Owned by       (7)  Sole Dispositive
 Each Report-       POWER                 550,244      /1
  ing Person   (8)  Shared Dispositive
WITH                POWER                  - 0 -

9)   Aggregate Amount Beneficially        550,244      /1
     OWNED BY EACH REPORTING PERSON

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     SHARES (SEE INSTRUCTIONS)             N/A

11)  Percent of Class Represented
     BY AMOUNT IN ROW (9)                   8.24%

12)  Type of Reporting Person (See
     INSTRUCTIONS)                          IN

/1 Of this total, 138,458 shares are subject to options exercisable by Mr. Komer within the next 60 days.


ITEM 1(A).     NAME OF ISSUER:

               ARTISTIC GREETINGS INCORPORATED

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

               One Komer Center
               Elmira, New York  14902

ITEM 2(A).     NAME OF PERSON FILING:

               Stuart Komer

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE
               OR, IF NONE, RESIDENCE:

               Principal Business Office:

               One Komer Center
               Elmira, New York  14902

ITEM 2(C).     CITIZENSHIP:

               United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock (Par Value $.10 per Share)

ITEM 2(E).     CUSIP NUMBER:

               043142 10 8

ITEM 3.        N/A

ITEM 4.        OWNERSHIP

               (a)  Amount Beneficially Owned:     550,244  /1
                    ____________________________________________

               (b)  Percent of Class:                8.24%
                    ____________________________________________





               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                              550,244  /1

                   (ii)  shared power to vote or to direct the vote:

                                -0-

                  (iii)  sole power to dispose or to direct the
                         disposition of:     550,244  /1

                   (iv)  shared power to dispose or to direct the
                         disposition of:      - 0 -

__________________________

/1 Of this total, 138,458 shares are subject to options exercisable by Mr. Komer within the next 60 days.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON

               N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP

               N/A.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               N/A.

ITEM 10.       CERTIFICATION

               N/A.

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
SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 10, 1996



/S/ STUART KOMER
Stuart Komer

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